CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000001

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY CITIGROUP INC.

April 27, 2012

Via EDGAR and E-Mail

Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Citigroup Funding Inc.
424 Prospectuses relating to Registration Statement on Form S-3
Filed March 2, 2011
File No. 333-172554

Dear Ms. Starr:

Citigroup Inc. (“Citi”), as the parent company of Citigroup Funding Inc. (“CFI”) and the guarantor of structured notes issued by CFI from time to time from the above-referenced registration statement (“Notes”), is providing this letter in response to your comment letter dated April 12, 2012 relating to the Notes.  We continually assess our disclosures in connection with the offering of Notes and appreciate the opportunity to work with you in this regard.

As previously discussed with you, this letter contains responses to all comments other than comment 2 in your comment letter.  We will separately provide information in response to comment 2.

For reasons of business confidentiality, in a separate letter dated the date hereof and enclosed herewith, we requested that information in this letter in the second paragraph of our response to your comment 8 not be disclosed in response to any request made under the Freedom of Information Act (5 U.S.C. § 552) or otherwise.  Accordingly, pursuant to Rule 83 of the Rules on Information and Requests (17 C.F.R. § 200.83) of the Securities and Exchange Commission (the “Commission”), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.  Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000002

For your convenience, the text of each of your comments is set forth in bold below, followed by our response.

Product Names

1.
The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

In accordance with prior guidance from the staff, we no longer use the term “principal protected” in any of our Note titles.  We evaluate the titles of our Notes on an offering-by-offering basis to ensure that they clearly identify the particular type of Note offered in a balanced manner, and we will continue to do so in future offerings with this comment in mind.

Product Pricing and Value

2.
We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

As previously discussed with you, we will separately provide information in response to this comment 2.

3.
We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000003

Citigroup Global Markets Inc. (“CGMI”), the affiliated broker-dealer and underwriter for many of CFI’s Note offerings, provides values for the Notes that appear on customer statements.  Those values are CGMI’s then-current indicative bid levels, which are an indication of what CGMI would pay its customers if they were to request a bid from CGMI for their Notes.  CGMI believes these indicative bid values are the appropriate available values for customer statements, given the general absence of an observable secondary market for the Notes.

CFI’s offering documents for the Notes clearly disclose that the amount CGMI may bid for the Notes in the secondary market may differ from pricing models used by CGMI.  These pricing models use assumptions and estimates made by CGMI.  A typical risk factor used by CFI states:

[A]ssuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the securities in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the securities, as well as the cost of hedging our obligations under the securities.  The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market prices for the securities are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

In light of this comment 3, we propose to supplement our existing disclosure with disclosure substantially as follows:

For a limited period of time immediately following issuance of the securities, the price at which Citigroup Global Markets may be willing to purchase your securities (if it is willing to do so at all) and the value that Citigroup Global Markets or its affiliates will indicate for your securities on brokerage account statements will likely exceed the estimated value of your securities determined by pricing models used by Citigroup Global Markets, which use assumptions and estimates made by Citigroup Global Markets to generate a theoretical price for the securities.  The excess relates to an amortization of projected hedging profits and other transaction costs associated with managing related hedging transactions, as estimated by Citigroup Global Markets or its affiliates, subject to adjustment for the factors described in clauses (i) through (iv) below.

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000004

Such amortization will be over a period determined by Citigroup Global Markets, which will generally not exceed six months.  After the end of this period, the price at which Citigroup Global Markets may be willing to purchase your securities (if it is willing to do so at all) and the value of your securities indicated on brokerage account statements will be consistent with the value determined by pricing models used by Citigroup Global Markets, adjusted for (i) our credit risk (to the extent not already included in the pricing model), (ii) the expected cost of unwinding the related hedging transactions, (iii) liquidity in the actual market (if any) for the securities or similar securities and (iv) a customary bid-ask spread.  However, you should understand that Citigroup Global Markets is not obligated to purchase your securities for any price at any time.

For more information on CGMI’s pricing model, please refer to our response to comment 8 below.

Use of Proceeds and Reasons for Offerings

4.
Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

CFI engages in Notes offerings to provide liquidity to and fund investments in Citi’s subsidiaries, primarily its broker-dealer subsidiaries, and to satisfy demand from customers of Citi’s broker-dealer subsidiaries and unaffiliated broker-dealers for exposure to various underlying assets and indices.

As set forth in CFI’s disclosures, in connection with each Notes offering, CFI generally enters into hedging transactions with one or more of its affiliates in order to swap its entire exposure to the underlying assets or indices for a floating rate payment obligation.  In addition, CFI lends the principal raised to one or more affiliates, primarily to fund general broker dealer operations.

Citi’s affiliates and swap counterparties then generally maintain long or short positions, directly or indirectly, in the underlying assets or indices, options, futures contracts, forward contracts, swaps, or options on the foregoing, or other derivative or similar instruments relating to the relevant underlying assets or indices.  These hedging activities may occur from time to time before the Notes mature and will depend on various factors including market conditions and the value of the underlying assets or indices.  Further, the aggregate amount and type of such positions are likely to vary over time depending on future market conditions and other factors.

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000005

Given the nature of these hedging transactions, CFI is only able to determine the total cost of hedging when the position is closed and any offsetting position or positions are taken into account.  As a result, the amount of proceeds from an individual Notes offering that will be used for general corporate purposes as compared to hedging transactions by Citi’s subsidiaries is not known at the time of pricing of a particular Notes offering and thus, CFI is not able to provide this information.

5.
Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

As described in our response to comment 4 above, CFI engages in structured notes offerings in order to provide liquidity to and fund investments in Citi’s subsidiaries, primarily its broker-dealer subsidiaries, and to satisfy demand from customers of Citi’s broker-dealer subsidiaries and unaffiliated broker-dealers for exposure to various underlying assets and indices.

As of March 31, 2012, CFI (and legacy issuer Citigroup Global Markets Holdings Inc.) had structured notes outstanding of $26.3 billion, which constituted 8.4% of Citi’s total outstanding long-term debt of $311 billion as of such date.  Based on the par amounts of debt, the $26.3 billion of structured notes was comprised of $3.8 billion of fixed structured notes, $1.6 billion in floating structured notes, $10.4 billion of rate structured notes, $0.8 billion of commodity linked structured notes, $0.8 billion of foreign exchange linked structured notes, $4.5 billion of equity linked structured notes, $3.4 billion of credit linked structured notes and $1.0 billion in other structured notes.  CFI’s structured notes are typically smaller in size and are customized for retail, high net worth and institutional investors.  For this reason, the particular types of structured notes offered vary over time based on investor demand and are often influenced by market conditions and individual institutional needs, such that there is no discernible trend.

Gross issuances of structured notes offered by CFI were approximately $4.8 billion in 2010 and $6.1 billion in 2011. As previously disclosed, Citi expects that structured notes will comprise a portion of the remaining $8 billion in debt that Citi expects to issue during the remainder of the 2012 fiscal year.

The weighted average maturity of structured notes issued by Citi subsidiaries has decreased from approximately six years in 2010 to approximately five years in 2011.  This trend reflects increasing investor appetite for shorter term notes as well as Citi’s goal of reducing the tenor of its liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000006

Beginning in its Second Quarter of 2012 Quarterly Report on Form 10-Q, Citi intends to provide general information regarding the purpose of its structured notes programs, as well as any trends or changes affecting the structured notes programs, to the extent that they are material to Citi’s overall funding and liquidity.

Plan of Distribution

6.
We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

In CFI’s offerings of Notes, the underwriter commits at the time of pricing to purchase from CFI, as principal, the entire amount of Notes offered and then resells the Notes to investors (or to other broker-dealers, who then resell the Notes to investors) at a fixed public offering price.  There are two general exceptions to the practice of selling all Notes to investors at a fixed public offering price.  First, CFI has, to date, issued one series of continuously offered exchange-traded Notes.  At the time of the initial offering of these Notes, CGMI purchased a specified quantity of the Notes from CFI at a price disclosed in the applicable offering documents.  CGMI then sold these Notes over a period of time after the initial offering at market prices prevailing at the time of sale.  Those market prices for the Notes were based on the exchange-traded price for the Notes, not the type of investor purchasing them.  Second, on one occasion since 2008, CGMI conducted a variable price offering of Notes.  In that offering, the Notes were offered to investors in negotiated transactions at varying prices determined at the time of each sale, within a range of $970 to $1,000 per Note.  Those prices for the Notes were based on market conditions at the time of sale, not the type of investor purchasing them.

In certain offerings of Notes, CGMI offers volume purchase discounts, pursuant to which any investor purchasing a specified minimum stated principal amount of Notes may pay a lower price than the stated public offering price.  The terms of the volume purchase discounts are fixed and clearly disclosed in CFI’s offering documents, and are available to any investor.  In certain other offerings of Notes, one fixed price to the public is specified for investors purchasing the Notes through regular brokerage accounts and a different, lower fixed price is specified for investors purchasing the Notes through advisory accounts.  As with volume purchase discounts, the terms on which the Notes are offered to advisory accounts are clearly disclosed in CFI’s applicable offering documents and are available to any investor purchasing through an advisory account.

7.	Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000007

return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

In certain offerings of Notes, CFI prepares a preliminary offering document that contains an indicative range for one or more terms of the Notes.  The actual terms are established at pricing and are based on market conditions then prevailing, including the cost of hedging CFI’s obligations under the Notes at that time.  The actual terms of any Notes that are sold to investors by CFI’s affiliates are conveyed to investors at pricing.  We have been advised that the same is the case for any Notes sold to investors by underwriters or broker-dealers that are not affiliated with CFI.  The range is established based on the underwriter’s view of likely market conditions at the time of pricing.  The size of the range depends both on the length of the expected marketing period and on the expected amount of volatility in the market conditions that are relevant for the particular term.

Liquidity

8.
While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Although it is not obligated to do so, CGMI is generally prepared to quote a bid price for all Notes that were underwritten by CGMI.  Even throughout the financial crisis, CGMI continued to provide liquidity to retail investors in Notes who requested bids.  Except in limited cases (such as exchange-traded Notes), our offering documents make clear that we are not obligated to repurchase the Notes and that investors should expect to hold the Notes to maturity.  However, when investors in Notes do seek liquidity prior to maturity, CGMI has historically been willing to provide this liquidity.

[***]

Issuer Credit Risk

9.
While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an

CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.	000008

investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

We agree and believe that our current practice is consistent with this standard.

Tax Consequences

10.
Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

For each type of Note we offer, Citi’s approach is to consult with tax counsel regarding material tax matters and we believe that our offering documents describe all material tax consequences that are required to be disclosed.  On April 26, 2012, Citi filed a Form 8-K containing a consent from our tax counsel, Davis Polk & Wardwell LLP (“Davis Polk”), to be identified as such and to the inclusion of any opinion of Davis Polk delivered in its capacity as our tax counsel in pricing supplements from that date forward.  Following such date, we intend to include the opinion of tax counsel regarding the proper tax treatment of a Note in the relevant pricing supplement or, where the proper tax treatment is sufficiently uncertain, to indicate that tax counsel is unable to provide such opinion.  Under Item 601(b)(8) of Regulation S-K, as our tax counsel’s opinion is set forth in the pricing supplement, the opinion will not be separately filed as an exhibit to a Form 8-K.

Referenced Asset or Index Disclosure

11.
It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

CFI will review and revise its disclosure, as appropriate or necessary, to ensure that its offering documents are consistent with this standard.

12.
Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

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We have disclosed hypothetical historical performance data in offering documents for certain Notes linked to proprietary indices developed by affiliates of ours.  In these offerings, because the indices had not been in existence for the entire period for which we would typically present historical performance data, we included hypothetical historical performance data for the indices to supplement the actual historical performance data that was available.  This hypothetical historical performance data was calculated by our affiliates based on actual historical data for the constituents of the indices, where available.

In the relevant offering documents, we clearly identified any hypothetical historical performance data as such and stated that such hypothetical historical performance data is not indicative of future performance.  Furthermore, we disclosed all material assumptions relevant in the calculation and presentation of the hypothetical historical performance data.

Disclosure Format

13.
We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Our approach to disclosure is designed to highlight for investors the considerations that we believe are most important for an investment decision, while at the same time providing the complete set of disclosures that are required for an investment decision.  Accordingly, the primary disclosure document is a document we refer to as a pricing supplement, which contains the primary payment terms of the Notes, the material risk factors relating to the Notes, the specific terms of the distribution of the Notes and the tax treatment of the Notes.  The more general terms and disclosures that are not specific to the particular Notes offered, to the extent not set forth in the pricing supplement, are set forth in other documents that are provided together with the pricing supplement.

In addition to the pricing supplement, the disclosure package consists in all cases of a base prospectus that describes the general terms of debt securities and certain other securities that CFI may offer from time to time and a prospectus supplement that describes certain general terms of the particular series of debt securities of which the Notes are a part.  In addition, in certain offerings, the disclosure package may include a document that we call a product supplement, which contains the general terms and certain other general disclosures applicable to a particular type of Note we may offer from time to time.  In certain offerings where we do not have a product supplement for the particular type of Note offered and the pricing supplement is, as a result, a relatively

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longer document, we may also use a free writing prospectus, which we refer to as an offering summary, that is intended to describe the terms of the Notes and the offering in a summary fashion.

Exhibits

14.
Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

We believe all required exhibits to the registration statement for the Notes have been filed with or incorporated by reference into the registration statement.  For ease of reference, the location of certain of these exhibits is described below:

•	the distribution agreement pursuant to which the Notes are generally offered has been filed as Exhibit 10.02 to our quarterly report on Form 10-Q filed on November 4, 2011;

•	the indenture for the Notes has been filed as Exhibit 4(b) to our registration statement on Form S-3 filed on March 13, 2006 (File No. 333-132370);

•	the forms of note for the Notes have been filed as Exhibit 4(d) to our registration statement on Form S-3 filed on March 13, 2006 (File No. 333-132370); and

•
the required opinions of counsel for the Notes have been filed as Exhibit 5.A to our registration statement on Form S-3 filed on May 11, 2011 (File No. 333-172554) and Exhibit 5.1 to the Form 8-K filed by us on April 26, 2012, with appropriate bring-down opinions included in the relevant final prospectuses pursuant to guidance previously provided by the staff.

*           *           *           *

In connection with responding to the staff’s comments, Citi acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Citi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or requests, please feel free to contact the undersigned at (718) 248-4114.

Very truly yours, /s/ Douglas C. Turnbull Douglas C. Turnbull Associate General Counsel— Capital Markets and Corporate Reporting